

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2020

Steven Berns
Chief Financial Officer
GTT Communications, Inc.
7900 Tysons One Place
Suite 1450
McLean, VA 22102

> **Re: GTT Communications, Inc.**
> **Form 10-K for the Year Ended December 31,2019**
> **Filed March 2, 2020**
> **File No. 001-35965**

Dear Mr. Berns:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology